COMMENTS RECEIVED ON 10/20/2023

FROM RYAN SUTCLIFFE

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity SAI Alternative Risk Premia Commodity Strategy Fund

Fidelity SAI Alternative Risk Premia Currency Strategy Fund

POST-EFFECTIVE AMENDMENT NO. 7 & 9

1.

All funds

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2.

All funds

C:

The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses and examples sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information sufficiently in advance of effectiveness.

4.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests that we confirm that acquired fund fees and expenses are not anticipated to exceed 0.01% of average net assets.

R:

Acquired fund fees and expenses are not estimated to exceed one basis point of the fund’s average net assets.

5.

Fidelity SAI Alternative Risk Premia Commodity Strategy Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes that the fund intends to invest in a wholly-owned subsidiary organized under the laws of the Cayman Islands and asks that we disclose that:

Comment 1:

The Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Comment 2:

The Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the fund treats the subsidiary’s debt as its own for purposes of Section 18.

Comment 3:

Any investment adviser to the Subsidiary complies with provisions of the Investment Company

Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the

Fund under Section 2(a)(20) of the Investment Company Act.

Comment 4:

Please be advised that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Comment 5:

The Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Comment 6:

Any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

In your correspondence, please:

Comment 7:

Explain whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Comment 8:

Confirm that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Comment 9:

Confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Comment 10:

Confirm the Subsidiary’s management fee (including any performance fee), if any,

will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in each Fund’s prospectus fee table.

Comment 11:

Funds that invest only through wholly-owned subsidiaries disclose that the fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities and securities or other assets other than entities wholly-owned by the fund.

R:

Response 1:

Fidelity SAI Alternative Risk Premia Commodity Strategy Fund will look through its controlled foreign corporation (CFC) and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act.

Response 2:

With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also “Response 5,” below.

Response 3:

Each fund will comply with Section 15, although we note that the CFC is not a registered investment company under the 1940 Act and is therefore not required to separately comply with the provisions of the 1940 Act.

Response 4:

Fidelity Diversifying Solutions LLC (FDS) is the adviser to both the fund and its CFC. We will file the investment advisory agreement for the CFC as an exhibit in the next filing.

Response 5:

As previously noted, the fund will look through its CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. The CFC has the same custodian as the fund (Bank of New York Mellon).

Response 6:

The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the subsidiary.

Response 7:

The fund will consolidate its financial statements with those of its underlying CFC, consistent with no-action relief dated April 29, 2008 (see Fidelity’s letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). The financial statements will be filed on Form N-CSR.

Response 8:

We confirm that the CFC will agree to the examination of its books and records by the Staff.

Response 9:

We confirm that the CFC will designate an agent for service of process in the United States.

Response 10:

Consistent with the requirements of Item 3 of Form N-1A, the fees and expenses of investing in the CFC, including the CFC’s management fee, will be included in the fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” The CFC is exempt from the definition in Section 3(a) pursuant to Section 3(c)(7). Given this, we believe the CFC clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE.

Response 11:

The fund may invest up to 25% of its assets in the CFC; therefore, it does not invest only through wholly-owned subsidiaries. Accordingly, we do not believe additional disclosure is necessary.

6.

All funds

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Risks”

“Investing in Exchange Traded Funds (ETFs) and ETNs.

ETFs and ETNs may trade in the secondary market at prices below the value of their underlying portfolios and may not be liquid. ETFs that track an index are subject to tracking error and may be unable to sell poorly performing assets that are included in their index or other benchmark.  ETNs are subject to the risks associated with debt securities, including counterparty risk of the issuer.”

“Investing in ETFs and ETNs. ETFs and ETNs may trade in the secondary market (e.g., on a stock exchange) at prices below the value of their underlying portfolios and may not be liquid. An ETF that is not actively managed cannot sell poorly performing stocks or other assets as long as they are represented in its index or other benchmark. ETFs that track an index are subject to tracking error risk (the risk of errors in matching the ETF's underlying assets to its index or other benchmark). ETNs are subject to the risks associated with debt securities, including counterparty risk of the issuer.”

C:

The Staff requests we disclose the risk that an ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings particularly in times of market stress with the result that investors may pay more or receive less than the underlying value of the ETF shares bought or sold.

R:

We believe that each fund’s principal investment risks are appropriately summarized in accordance with Items 4 and 9 of Form N-1A. We note that the first sentence of the referenced disclosure states that “ETFs and ETNs may trade in the secondary market at prices below the value of their underlying portfolios and may not be liquid.” Accordingly, we do not believe additional disclosure referring to times of market stress is needed.

7.

All funds

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose the risk that an active trading market for shares of an ETF may not develop or be maintained. Please note that in times of market stress, market makers or authorized participants may step away from their roles and that this in turn could lead to wider bid-ask spreads and variances between market price and underlying value of shares.

R:

We believe that the “Investing in Exchange Traded Funds (ETFs) and ETNs” risk disclosure in the “Principal Investment Risks” in the “Fund Summary” and “Investment Details” sections for the funds appropriately describe the risks of investing in ETFs. Accordingly, we have not modified the disclosure.

8.

All funds

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose that where all or a portion of an ETF’s underlying securities trade in a market that is closed, when the market in which the ETF’s shares are listed and trade is open there may be changes between last quote from the closed foreign market and the value of such security.

R:

We believe that the “Investing in Exchange Traded Funds (ETFs) and ETNs” risk disclosure in the “Principal Investment Risks” in the “Fund Summary” and “Investment Details” sections for the funds appropriately describe the risks of investing in ETFs. Accordingly, we have not modified the disclosure.

9.

All funds

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Disclose that the adverse effect on liquidity can lead to wider bid-ask spreads and differences between market price and underlying value of shares.

R:

We believe that the “Investing in Exchange Traded Funds (ETFs) and ETNs” risk disclosure in the “Principal Investment Risks” in the “Fund Summary” and “Investment Details” sections for the funds appropriately describe the risks of investing in ETFs. Accordingly, we have not modified the disclosure.

10.

Fidelity SAI Alternative Risk Premia Currency Strategy Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The term “currency” is a type of investment and is subject to an 80% policy under the Names Rule.

R:

The fund employs a currency strategy, but does not invest directly in currencies. In response to the Staff’s comment, we have changed the fund’s name to “Fidelity SAI Alternative Risk Premia Strategy Fund,” which does not suggest a focus in a particular type of investment that would require the fund to adopt a policy under Rule 35d-1.

11.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

It appears the Risk Premia strategies provide several examples. The Staff requests we disclose examples of all strategies.

R:

The examples provided represent the strategies the fund intends to implement at this time. Accordingly, we believe that the disclosure adequately reflects the fund’s principal investment strategies and that no changes are necessary.

12.

All funds

C:

The Staff requests we explain how each fund anticipates being able to achieve its objective while remaining in compliance with the VaR test under Rule 18f-4. In addition, what will the designated reference index be for each fund? The Staff also requests we confirm if each fund is intending to rely on the absolute VaR test.

R:

The funds do not intend to comply with the relative value-at-risk (VaR) limit. Accordingly, the funds will not use a designated reference portfolio. Instead, each fund intends to achieve its investment objective while complying with the absolute VaR test, which limits the VaR of the fund’s portfolio to no more than 20% of the value of the fund’s net assets.

Each fund will also adopt and implement a derivatives risk management program (DRMP) that includes policies and procedures that are reasonably designed to manage the fund’s derivatives risks. The DRMP also includes procedures for identifying and assessing risks from investment in derivatives, ongoing monitoring of derivatives exposure, stress testing, backtesting, reporting and escalation, and program review. In addition, each fund’s board will appoint one or more persons to serve as a derivatives risk manager to administer the DRMP and comply with certain board reporting requirements.

13.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

From Fund Summary:

“Issuer-Specific Changes.

The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

Changes in the financial condition of an issuer or counterparty (e.g., broker-dealer or other borrower in a securities lending transaction) can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's value or result in delays in recovering securities and/or capital from a counterparty.”

C:

The Staff requests we disclose in Item 9 the “Issuer-Specific Changes” risk noted in Item 4.

R:

We will add the following disclosure to the “Principal Investment Risks” in the “Fund Basics - Investment Details” section:

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value and an issuer's or counterparty's ability to pay interest and principal when due.”

14.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“Swaps Risk. The fund may invest in excess return and total return swaps. Swaps may be difficult to value and may be illiquid. The fund could experience losses if the underlying asset or reference does not perform as anticipated. The fund may only close out a swap with its particular counterparty, and may only transfer a position with the consent of that counterparty. Certain swaps, such as short swap transactions and total return swaps, have the potential for unlimited losses, regardless of the size of the initial investment.

Excess return swaps and total return swaps are a special type of swap where one party makes a stream of payments to another party based on the change in market value of the assets underlying the swap agreement, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets. Excess return and total return swap agreements may be used to obtain exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Excess return and total return swap agreements may effectively add leverage to the fund's portfolio because, in addition to its total net assets, the fund would be subject to investment exposure on the notional amount of the swap.

Excess return swaps and total return swaps are subject to the risk that a counterparty will default on its payment obligations to the fund. Swap agreements also bear the risk that the fund will not be able to meet its obligation to the counterparty.”

C:

The Staff requests we add “Swaps Risk” to Item 4 for one or both funds since it appears in Item 9.

R:

We will add the following disclosure to the “Principal Investment Risks” in the “Fund Summary” section:

“Swaps Risk. The fund may invest in excess return and total return swaps. Swaps may be difficult to value and may be illiquid. The fund could experience losses if the underlying asset or reference does not perform as anticipated. Certain swaps have the potential for unlimited losses, regardless of the size of the initial investment.”

15.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“Subsidiary Risk. The investments held by a fund's subsidiary are generally similar to those that are permitted to be held by a fund and, therefore, a subsidiary is subject to risks similar to those of a fund, including the risks associated with investing in derivatives and commodity-linked investing in general. Because each subsidiary is organized under Cayman Islands law and is not registered under the 1940 Act, each subsidiary is not subject to the investor protections of the 1940 Act. Changes in U.S. or Cayman Islands laws could result in the inability of a fund and/or a subsidiary to operate as described in this prospectus.”

C:

The Staff requests we revise “Subsidiary Risk” as appropriate to clarify that only one fund will invest in a subsidiary.

R:

We will modify the disclosure, as follows:

“Subsidiary Risk. The investments held by ~~a fund's~~Fidelity SAI Alternative Risk Premia Commodity Strategy Fund’s subsidiary are generally similar to those that are permitted to be held by ~~a~~the fund and, therefore, ~~a~~the subsidiary is subject to risks similar to those of ~~a~~the fund, including the risks associated with investing in derivatives and commodity-linked investing in general. Because each subsidiary is organized under Cayman Islands law and is not registered under the 1940 Act, each subsidiary is not subject to the investor protections of the 1940 Act. Changes in U.S. or Cayman Islands laws could result in the inability of a fund and/or a subsidiary to operate as described in this prospectus.”

16.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“Investing in Other Funds. Regulatory restrictions may limit the amount that one fund can invest in another, and in certain cases further limit investments to the extent a fund's shares are already held by the Adviser or its affiliates. The fund bears all risks of investment strategies employed by the underlying funds. The fund does not control the investments of the underlying funds, which may have different investment objectives and may engage in investment strategies that the fund would not engage in directly. Aggregation of underlying fund holdings may result in indirect concentration of assets in a particular industry or group of industries, or in a single issuer, which may increase volatility.”

C:

The Staff requests we clarify in disclosure that each fund will consider the investments of its underlying investment companies when determining fund compliance with its concentration policies.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry,

each fund will take such policy into account in connection with any investment in such underlying fund.

17.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. Each fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.